UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: June 21, 2019

Resolutions at Annual General Meeting of 2019

The following resolutions were approved at the Annual General Meeting held on June 21, 2019:

1. Profit distribution/Deficit compensation: Passed the deficit compensation statement of 2018.

2. Amendments of the company charter: Passed the amendments to the Company’s Sixth Amended and Restated Memorandum and Articles of Association.

3. Business report and financial statements: Passed the business report and financial statements of 2018.

4. Elections of board of directors and supervisors: Elected 6 directors (including 3 independent directors) of the board of directors:

   Director:             Carl Firth

   Director:             Alnair Investment

Representative of director:   Jun Wu

   Director:             BV Healthcare II Pte Ltd

Representative of director;   Lim Chin Hwee Damien

   Independent Director:   Andrew James Howden

   Independent Director:   Chin-Feng Sun

   Independent Director:   Robert E. Hoffman

5. Other proposals:

(1) Passed the amendments to the Rules and Procedures of Shareholders’ Meeting

(2) Passed the amendments to the Procedures for Making Loans to Others

(3) Passed the amendments to the Procedures for Acquisition or Disposal of Assets

(4) Determined the total number of directors be elected for this term be 6 directors (including 3 independent directors)

(5) Passed the non-competition restrictions release of the newly elected directors (including independent directors)

6. Any other matters that need to be specified: None.